October 7, 2016

TO: British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs/Mesdames:

Re: **Avino Silver & Gold Mines Ltd.** (the "**Company**")

I, Michael F. O'Brien, P. Geo., M.Sc., Pr. Sci. Nat., FAusIMM, FSAIMM, of QG Australia (Pty) Ltd. consent to the public filing of the technical report titled "Avino Silver & Gold Mines Ltd. Resource Estimate Update for the Avino Property, Durango, Mexico" dated August 31, 2016 by QG Australia (Pty) Ltd. (the "**Technical Report**").

I also consent to any extracts from or a summary of the Technical Report in the Company's news release dated September 26, 2016.

I certify that I have read the news release filed by the Company, and that it fairly and accurately represents the information in the Technical Report.

Sincerely,

QG AUSTRALIA (PTY) LTD.

PROFESSIONAL
PROVINCE OF
M. F. O'BRIEN
41338
BRITISH COLUMBIA
GEOSCIENTIST

Michael F. O'Brien, P. Geo.,
M.Sc., Pr. Sci. Nat., FAusIMM, FSAIMM